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SEC FILE NUMBER
8- 13630

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allianz Life Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5701 Golden Hills Drive
(No. and Street)

Minneapolis, MN 55416
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Angela M. Wilson 763-765-6430
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center
90 South 9th Street - Minneapolis, MN 44402
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/13

BB 3/20

OATH OR AFFIRMATION

I, Angela M. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allianz Life Financial Services, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ROXANNE A. RHODES
Notary Public
Minnesota
My Commission Expires January 31, 2010

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Allianz Life Financial Services, LLC
Year ended December 31, 2006

Contents



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Governors and Member
Allianz Life Financial Services, LLC:

We have audited the accompanying statement of financial condition of Allianz Life Financial Services, LLC (the Company) (formerly USAllianz Investor Services, LLC) as of December 31, 2006 and the related statements of operations, member equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allianz Life Financial Services, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 26, 2007

Allianz Life Financial Services, LLC
(formerly USAllianz Investor Services, LLC)

Statement of Financial Condition

December 31, 2006

Assets

Cash	$	22,845
Investment in U.S. Treasury Note, at market (cost $140,126)		139,606
Accrued interest receivable		810
Prepaid expenses		76,598
Total assets	$	239,859

Liabilities

Payable to Allianz Life Insurance Company of North America (note 2)	$	58,640
State taxes and fees payable (note 1)		11,790
Total liabilities		70,430

Commitments and contingencies (note 5)

Member Equity

Member equity (note 3)		169,429
Total liabilities and member equity	$	239,859

See accompanying notes to the financial statements

Allianz Life Financial Services, LLC
(formerly USAllianz Investor Services, LLC)

Statement of Operations

Year ended December 31, 2006

Revenues (note 2):	
Commissions earned	$ 213,590,004
12b-1 fees earned	29,554,620
Marketing stipend	6,539,319
Investment income	4,025
Total revenues	249,687,968
Expenses:	
Commissions	213,590,004
Salaries & employee benefits	29,377,138
Marketing	6,539,319
Travel & entertainment	2,511,871
Meetings & seminars	1,964,834
Computer hardware & software	1,153,318
Postage & telephone	1,002,070
Office rent & utilities	806,803
Outside consultant fees	490,283
Advertising & public relations	449,708
Printing & office supplies	206,676
Taxes, license & fees	316,182
Outside administrative fees	187,582
Other	349,116
Total expenses	258,944,904
Loss from operations	(9,256,936)
Reimbursement of excess of expenses over revenues from Allianz Life Insurance Company of North America (note 2)	9,256,936
Income before change in net unrealized appreciation (depreciation) of investments	-
Change in net unrealized appreciation (depreciation) of investments	1,833
Net income	$ 1,833

See accompanying notes to the financial statements

Allianz Life Financial Services, LLC
(formerly USAllianz Investor Services, LLC)

Statement of Member Equity

Year ended December 31, 2006

Balance at December 31, 2005	$ 167,596
Net income	1,833
Balance at December 31, 2006	$ 169,429

See accompanying notes to the financial statements

Allianz Life Financial Services, LLC
(formerly USAllianz Investor Services, LLC)

Statement of Cash Flows

Year ended December 31, 2006

Cash flows from operating activities:	
Net income	$ 1,833
Adjustments to reconcile net income to net cash used in operating activities:	
Change in net unrealized apreciation (depreciation) of investments	(1,833)
Decrease in prepaid expenses	9,104
Decrease in payable to Allianz Life Insurance Company of North America	(29,686)
Decrease in state taxes payable	(5,000)
Increase in interest receivable U.S. Treasury Note	(351)
Amortization of U.S. Treasury Note	202
Net cash used in operating activities	(25,731)
Cash flows from investing activities:	
Maturity of U.S. Treasury Note	140,000
Purchase of U.S. Treasury Note	(140,131)
Net cash used in investing activities	(131)
Net decrease in cash	(25,862)
Cash, beginning of year	48,707
Cash, end of year	$ 22,845

See accompanying notes to the financial statements

Allianz Life Financial Services, LLC
(formerly USAllianz Investor Services, LLC)

Notes to Financial Statements

Year ended December 31, 2006

(1) Nature of Business and Significant Accounting Policies

Allianz Life Financial Services, LLC (the Company) is a wholly owned subsidiary of Allianz Life Insurance Company of North America (Allianz). Allianz Life Insurance Company of North America is a wholly owned subsidiary of Allianz of America, Inc (AZOA), a wholly owned subsidiary of Allianz SE, a Federal Republic of Germany company. The Company is a registered broker dealer in securities organized under the laws of Minnesota as a limited liability company. On May 1, 2006 the Company changed its name from USAllianz Investor Services, LLC to Allianz Life Financial Services, LLC. The Company is the distributor for Allianz's and Allianz of New York's, a wholly owned subsidiary of Allianz, variable life and annuity products. The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of Allianz. Historically and in the foreseeable future, the Company is highly dependent on Allianz to fund its operating losses.

The Company does not carry or hold securities for customer accounts.

The following is a summary of significant accounting policies followed by the Company:

- Investments in securities are valued at market as determined by published quotations. Net unrealized appreciation or depreciation in market value is included in the statement of operations. Investments in securities are comprised of a U.S. Treasury Note with an interest rate of 4.625%, maturing on November 15, 2009.

- Commission income from sales of variable products is recorded monthly as the related premium is recorded by Allianz. Related commission expense is recognized in the the same manner as the income is earned.

- Marketing stipend income from sales of variable products is recorded monthly based on the assets under management and sales of products sold by certain broker dealers. Related marketing expense is recognized in the month the income is earned. The Company has agreements set up with retail broker dealers to facilitate distribution of the variable product line. These agreements generally contain fees paid by the Company to the retail broker dealer as a marketing allowance that is to be used for promotional costs (marketing brochures, website presence, etc.).

- 12b-1 fee income from underlying assets is recorded monthly based on a percentage of assets under management by certain broker dealers. Related distribution expenses are allocated from Allianz and recognized in the month the income is earned.

- Deposits paid to the National Association of Securities Dealers (NASD) for advertising and representative fees are recorded as a prepaid asset and expensed as incurred. At December 31, 2006, $76,598 has been recorded as a prepaid expense on the statement of financial condition.

The Company is a single member limited liability company treated as a disregarded entity pursuant to the Internal Revenue Service's "check-the-box" regulations. While the Company is not liable to file any tax returns with the Internal Revenue Service, its attributes are included in the Allianz federal income tax return. If the Company were to file a federal income tax return on a "stand alone basis" the Company would incur approximately $549,000 of federal income tax expense. This expense is attributable to non-deductible expense allocations from Allianz which consist primarily of meals and entertainment and depreciation.

The Company is required by the state of California to pay an $800 annual tax for doing business in the state and must pay a fee based on total annual income. The Company incurred $12,590 of taxes and fees that is included in taxes, licenses, and fees on the statement of operations, of which $11,790 was payable at December 31, 2006.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Transactions with Related Parties

For the year ended December 31, 2006, the Company earned commission revenues of $213,590,004 from Allianz and Allianz of New York.

The Company has no employees. A management agreement entered into by and between the Company and Allianz exists, whereby all expenses, except for commissions and marketing expenses, are indirect costs which are allocated to the Company, including salaries, employee benefits, operating costs, and administrative services incurred by Allianz on behalf of the Company. During 2006, $38,815,581 was allocated to the Company using an allocation method developed by management of Allianz.

Under this same agreement with the Company, Allianz has also agreed to reimburse the Company for the excess of expenses over revenues, exclusive of unrealized investment gains or losses. A management fee for services rendered by Allianz may be charged as an additional expense in the event that revenues exceed the other expenses. For the year ended December 31, 2006, the total reimbursement from Allianz to the Company was $9,256,936 under this agreement.

The Company maintains Selling Agreements (Agreements) with USAllianz Securities, Inc. and Questar Capital Corporation, majority-owned subsidiaries of Allianz. For the year ended December 31, 2006, the Agreements resulted in $4,885,752 and $905,139, respectively, in commission revenue for the Company, which is 2.7% of total commissions.

At December 31, 2006, $58,640 was due to Allianz for reimbursement of NASD fees paid on behalf of the Company.

(3) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), and is required to maintain minimum net capital of $5,000. At December 31, 2006, the Company had net capital of $89,229, which was $84,229 in excess of the minimum required. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 0.79:1 at December 31, 2006.

(4) Rule 15c3-3 Exemption

The Company does not hold customer funds or safekeep customer securities and is therefore exempt from Rule 15c3-3 of the Securities and Exchange Commission under subsection (k)1. Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" is not required.

(5) Commitments and Contingencies

The Company may be involved in various pending or threatened litigation arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on the financial position or results of the Company.

Allianz Life Financial Services, LLC
(formerly USAllianz Investor Services, LLC)

Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission

Year ended December 31, 2006

Member equity	$	169,429
Deduct - nonallowable assets:		
Accrued interest receivable		810
Prepaid expenses		76,598
Net capital before haircuts on securities positions		92,021
Haircuts on U.S. Treasury Notes		2,792
Net capital	$	89,229
Aggregate indebtedness	$	70,430
Net capital	$	89,229
Minimum capital required to be maintained (greater of 6 2/3% of aggregate indebtedness or $5,000)		5,000
Net capital in excess of requirement	$	84,229
Ratio of aggregate indebtedness to net capital		0.79 : 1

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in Part II of Form X-17A-5 and the above audited computation.

See accompanying independent auditors' report.



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Governors and Member
Allianz Life Financial Services, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Allianz Life Financial Services, LLC (the Company) (formerly USAllianz Investor Services, LLC) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors and Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2007

END